UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
11-K

☒	ANNUAL REPORT PURSU AN T TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURIT IE S EXCHANGE ACT OF 1934
For the transition period from

to

Commission file number:
001-15254

ENBRIDGE EMPLOYEE SERVICES, INC. EMPLOYEES’ SAVINGS PLAN

915 North Eldridge Parkway, Houston, Texas 77079
(Full title of the plan and the address of the plan)

ENBRIDGE INC.

200,
425-1st
Street S.W., Calgary, Alberta, Canada T2P 3L8
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

ENBRIDGE EMPLOYEE SERVICES, INC.
EMPLOYEES’ SAVINGS PLAN
REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM, PLAN FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
December 31, 2025 and 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Plan Participants of
Enbridge Employee Services, Inc. Employees’ Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Enbridge Employee Services, Inc. Employees’ Savings Plan (the Plan) as of December 31, 2025 and 2024, and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Plan’s management (Management). Our responsibility is to express an opinion on the financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by Management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

4828 Loop Central Dr. Suite 1000 Houston, TX 77081 Phone: 713.968.1600 Fax: 713.968.1601 WWW.MCCONNELLJONES.COM

2	Diverse Thinking | Unique Perspectives

Supplemental Schedule

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2025, has been subjected to audit procedures performed in conjunction with the audit of the financial statements. The supplemental schedule is the responsibility of Management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

/s/ McConnell & Jones LLP

Houston, Texas June 24, 2026

We have served as the Plan’s auditor since 2012.

ENBRIDGE EMPLOYEE SERVICES, INC. EMPLOYEES’ SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,	2025	2024
(thousands of dollars)
Assets
Investments, at fair value (Note 5)	2,050,123	1,818,314
Notes receivable from participants	25,437	24,711
Non-interest bearing cash	847	32

Total assets	2,076,407	1,843,057

Net assets available for benefits	2,076,407	1,843,057

The accompanying notes are an integral part of these financial statements.

ENBRIDGE EMPLOYEE SERVICES, INC. EMPLOYEES’ SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31,	2025
(thousands of dollars)
Additions
Investment income
Net appreciation in fair value of investments	252,809
Dividends	44,521

297,330

Interest income on notes receivable from participants	2,084
Contributions
Participant	72,487
Employer	41,589
Rollover	13,979

128,055

Total additions	427,469

Deductions
Benefits paid to participants	193,483
Administrative expenses (Note 3)	636

Total deductions	194,119

Net increase in net assets available for benefits	233,350
Net assets available for benefits, beginning of year	1,843,057

Net assets available for benefits, end of year	2,076,407

The accompanying notes are an integral part of these financial statements.

ENBRIDGE EMPLOYEE SERVICES, INC. EMPLOYEES’ SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
1. DESCRIPTION OF PLAN
The Enbridge Employee Services, Inc. Employees’ Savings Plan (the “Plan”) is a defined contribution plan. For complete information, reference should be made to the Plan document.
The Plan is sponsored and administered by Enbridge Employee Services, Inc. (the “Company”), a wholly-owned subsidiary of Enbridge Inc. (“Enbridge”). The Plan is under the governance of Enbridge’s Pension Committee and is subject to the applicable provisions of the United States Department of Labor’s Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Participation and Purpose
The purpose of the Plan is to provide an opportunity for eligible employees to enhance their long-term financial security through employee contributions, contributions from the Company, and investments among certain investment funds.
All Employees Except US Utilities Employees
As defined in the Plan document, all regular employees of the Company or a Participating Affiliate, excluding US Utilities employees, are eligible to elect participation in the Plan immediately upon hire with participation commencing from the effective date of the election. Temporary employees, who are classified as laborers, are eligible to make plan contributions on the earlier of (i) the first day of the month following the completion of a year of vesting service or (ii) the date upon which the employee begins filling a full-time or part-time established position with the Company or a Participating Affiliate.
US Utilities Employees
All regular US Utilities employees, as defined in the Plan document, are eligible to elect participation in the Plan immediately upon hire with participation commencing from the effective date of the election. To be eligible, participants must be 18 years of age or older and be a regular full-time or part-time employee. Union participants must be scheduled to work or actually work at least 1,000 hours in the
12-month
period preceding enrollment.
Contributions
All Employees Except US Utilities Employees
Contributions made to the Plan, for employees other than US Utilities employees, are invested as directed by participants as they are received from the Company. T. Rowe Price, as trustee, invests the contributions on behalf of the Plan. Participants are entitled to make contributions to the Plan by electing to contribute up to
50
% of eligible earnings, but not in excess of the statutory maximum contribution amount, which for 2025 was $
23,500
. Contributions can be made on a
pre-tax
basis (where the investment income is not subject to tax, but withdrawals are) or an after-tax
Roth basis (where the investment income and withdrawals are not subject to tax). Employees who have attained age 50 before the close of the Plan year shall be eligible to make catch-up
contributions, in accordance with and subject to certain limitations. Participants who are age 60 through 63 at the end of any Plan year are eligible to make an additional enhanced catch-up
contribution up to the greater of (i) $10,000 or (ii) 150% of the standard catch-up
contributions ($11,250 for 2025), subject to applicable Internal Revenue Code (“IRC”) limits.
Participant contributions are invested at the discretion of each participant in one or more of the Plan’s investment options. If a participant fails to make an investment election, contributions are invested in the target-date retirement fund that corresponds to the participant’s age. Eligible employees participate in the Plan either through self-election of a deferral percentage or through automatic enrollment into the Plan at a 6% deferral, provided that the employee did not opt out of such election as specified in the Plan document. Such deferral elections represent a portion of participants’ salary that would otherwise be payable to participants. Participant deferrals are intended to satisfy the requirements of Section 401(k) of the IRC of 1986, as amended. All matching contributions are made to T. Rowe Price in the investment election selected by the employee, or in a target-date retirement fund if no investment election has been made.

The Company matching amount shall be equal to 100% of the sum of the participant’s 401(k)
pre-tax
contribution and Roth contribution, limited to a maximum allowable percentage of 6% of their credited compensation. Participant after-tax
contributions and matching contributions are intended to satisfy the requirements of Section 401(m) of the IRC.
US Utilities Employees
Contributions made to the Plan, for US Utilities employees, are invested as directed by participants as they are received from the Company. Voya Institutional Trust Company, as trustee, invests the contributions on behalf of the Plan. Participants may contribute not less than 2% and not more than 50% of their eligible earnings to the Plan. Employee contributions are limited to a maximum of 50% on a pre-tax
or Roth basis, or a maximum of 20% on an
after-tax
basis. The maximum combined total under
pre-tax,
Roth, and
after-tax
cannot exceed 50% of eligible earnings. Employee contributions are subject to certain IRC limitations. In addition, participants age 50 or older who contributed the maximum annual amount allowable under the pre-tax
or Roth options in the Plan have the option of making additional pre-tax
or Roth
catch-up
contributions in accordance with IRC limitations.
Depending on a participant’s hire date, years of service, and the percentage of pre-tax,
Roth and
after-tax
contributions, the Company contributes a matching amount from 1% to 7% of the participant’s eligible earnings. Except for G555 unionized employees, the Company also provides non elective Company contributions of 4% or 5% of eligible compensation depending on years of service for (i) employees hired or rehired on or after July 1, 2021 and (ii) for certain existing participants of the Pension Plan that voluntarily elected this enhanced feature of the Plan, effective May 1, 2022. Employees who elect to participate will also receive matching contributions in accordance with the Plan’s provisions.
Newly hired US Utilities employees are enrolled automatically into the Plan at a 4%
pre-tax
contribution rate approximately 45 days after the date of hire or rehire unless an alternative election is made. Certain rehires are generally auto-enrolled depending on criteria such as, but not limited to, their hire date, enrollment status, and whether they have incurred a break-in-service.
Rollover Contributions
Rollover contributions represent amounts recorded when participants elect to contribute amounts to their Plan accounts from other eligible, tax-qualified
retirement plans or qualified individual retirement accounts. T. Rowe Price and Voya Institutional Trust Company (collectively, the “Trustees”) will accept rollover contributions from a participant who is entitled to receive a distribution from a designated pre-tax
or Roth deferral account under another qualified savings plan contributions program.
Participant Accounts
As established by the Company, T. Rowe Price Retirement Services Inc. is the record keeper of the Plan for all employees except for US Utilities employees and Voya Institutional Plan Services, LLC is the record keeper of the Plan for US Utilities employees.
Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, employer contributions, and Plan earnings, and charged with benefit payments and allocations of Plan losses and any applicable Plan expenses. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. The selection from available investment funds is the sole responsibility of each participant. Participants may invest their Plan accounts in any or all of the investment funds offered in the Plan.

Forfeited Accounts
The
non-vested
portion of the participant’s accounts shall become a forfeiture as of the earlier of: (i) the date of distribution of the participant’s vested accounts, or (ii) the date the participant incurs five consecutive one-year
periods of severance. The order in which the forfeiture balance can be used is: (i) to reinstate the previously forfeited account balance of a terminated employee when that participant is rehired, (ii) pay administrative expenses of the Plan, and (iii) reduce employer contributions to the Plan.
Vesting and Payment of Benefits
For participants, except for US Utilities employees, who provide services to the Company after December 31, 2017, the Company’s matching contributions and related earnings are fully vested. For US Utilities employees, participants generally become vested in the Company’s matching contributions and related earnings after three years of service.
Upon retirement or termination of employment, a participant may elect to receive the value of the participant’s account in any of the following forms of distribution: (i) a single distribution; (ii) two or more installments over a period elected by the participant; or (iii) in two or more partial withdrawals provided that, for non-US
Utilities employees, any such amount may be no less than $1,000. Distributions must commence no later than the required commencement date as set forth in the Plan.
The Plan also permits withdrawals of
pre-tax
and Roth elective deferral contributions in the event of a hardship. A hardship distribution must comply with section 401(k) of the IRC.
Notes Receivable from Participants
Participants may borrow from their accounts, with some limitations, a minimum of $1,000 up to a maximum equal to the lesser of (1) $50,000 minus the excess (if any) of (i) the highest outstanding loan balance during the
12-month
period prior to the new loan, over (ii) the outstanding balance of loans on the date on which such loan is made; or (2) 50% of their vested account balances. A loan is secured by the balance in the participant’s account and bears interest at a rate of 1% above the prime rate as of the first business day of the month in which the loan is to be funded (between 8.00% to 8.75% for the year ended December 31, 2025). Loans are to be repaid by payroll deduction over a period not to exceed five years as elected by the participant. Participants may have no more than two loans outstanding. Upon termination of employment, a participant may continue to repay the loan over the original repayment term.
Plan Termination
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants’ accounts will be distributed as permitted by law.
2. SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
These financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”) under the accrual basis of accounting. Amounts are stated in United States dollars.
Use of Estimates
The preparation of financial statements in conformity with US GAAP requires the use of estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan investments are comprised of various financial instruments that are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

Investment Income and Expense Recognition
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded to participant accounts on the ex-dividend
date. Net appreciation includes gains and losses on investments bought and sold, as well as held during the year.
Management fees and operating expenses charged to the Plan for investments in the common stock funds or stable value trust funds and registered investment funds are either paid from the fund balance or deducted from income earned on a daily basis, and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for these investments.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when earned. If a participant ceases to make loan repayments and Enbridge Employee Services, Inc. (the “Plan Administrator”) deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Benefit Payments
Benefit payments to participants are recorded upon distribution.
3. EXEMPT
PARTY-IN-INTEREST
TRANSACTIONS
Transactions with the Trustees and the funds they manage qualify as party-in-interest
transactions. Investment management fees and operating fees paid by the Plan were included as a reduction of the return earned on each fund. Administrative fees paid by the Plan were $636,000 for the year ended December 31, 2025.
Transactions in shares of Enbridge common stock qualify as exempt party-in-interest
transactions under ERISA. As at December 31, 2025 and 2024, the Plan held 8.43 million and 9.07 million shares, respectively, of Enbridge common stock valued at $403,245,800 and $384,904,000, respectively. During the year ended December 31, 2025, the Plan recorded related dividend income of $23,413,000.
Additionally, the Plan maintains participant loans
(Note 1)
.
4. FEDERAL INCOME TAX STATUS
The Internal Revenue Service (“IRS”) has determined and informed the Company by letter dated August 13, 2020 that the Plan is qualified and the related trust is exempt from federal income tax under the provisions of Sections 401(a) and 501(a), respectively, of the IRC. Although the Plan has been amended since receiving this determination letter, the current design and operation of the Plan is considered by management and legal counsel to be in compliance with the applicable IRS exemption requirements. Accordingly, no provision for income taxes has been recognized in the Plan’s financial statements.
US GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. There are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is not currently under audit by any taxing jurisdictions.

5. FAIR VALUE MEASUREMENTS
The Plan’s investments are stated at fair value maximizing the use of observable inputs and minimizing the use of unobservable inputs. Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.
The Plan categorizes assets and liabilities measured at fair value into one of three different levels depending on the observability of the inputs employed in the measurement. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
Level 1
Fair value is based on unadjusted quoted prices in active markets for identical assets or liabilities.
Level 2
Fair value is based on quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
Level 3
Fair value is based on valuation methods using inputs that are less observable, unavailable or where the observable data does support a significant portion of the financial instrument’s fair value. Inputs may be internally developed methodologies that result in a best estimate of the fair value. The use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following is a description of the valuation methodologies used for investments measured at fair value:

•	Short-term investments: Investments in money market funds are valued at quoted market prices. These investments are highly liquid and readily convertible to known amounts of cash.

•
Common stock:
The market value of the common stock of Enbridge is based on the closing market price of the common stock on the New York Stock Exchange on the last business day of the Plan’s fiscal year multiplied by the number of shares held.

•	Registered investment funds: Investment funds valued at quoted market prices.

•
Common collective trust funds and Stable value trust fund:
Investments valued based upon net asset value (“NAV”) as a practical expedient and are, accordingly, excluded from the fair value hierarchy
(Note 6)
.

The classification of the investments by fair value hierarchy are as follows:

	2025		2024
December 31,	Level 1	Total	Level 1	Total
(thousands of dollars)
Investments measured at fair value
Short-term investments	75,148	75,148	71,529	71,529
Common stock	403,246	403,246	384,904	384,904
Registered investment funds	290,217	290,217	256,404	256,404

	768,611	768,611	712,837	712,837

Investments measured at net asset value
Common collective trust funds		1,244,464		1,065,551
Stable value trust fund		37,048		39,926

		1,281,512		1,105,477

		2,050,123		1,818,314

6. NET ASSET VALUE
Net Asset Value of the trust funds’ units held by the Plan at year end, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. The Plan’s investments for which fair values are estimated using NAV per unit are summarized in the following table:

	Unfunded Commitment	Redemption Frequency	Other Restrictions	Redemption Notice Period	Fair Value
December 31,					2025	2024
(thousands of dollars)
Common collective trust funds 1
Foreign Large-Blend Portfolio (BlackRock)	None	Daily	None	1 day	37,418	28,752
U.S. Large Cap Blend Fund (BlackRock)	None	Daily	None	1 day	423,021	375,530
Fixed Income Index Fund (BlackRock)	None	Daily	None	2 days	22,640	17,250
LifePath Funds (BlackRock)	None	Daily	None	3 days	761,385	644,019

					1,244,464	1,065,551

Stable Value Trust Fund (T. Rowe Price) 2	None	Daily	None	12 months	37,048	39,926

					1,281,512	1,105,477

1	Pooled funds invested primarily in other collective investment funds.
2
Pooled funds invested in guaranteed investment contracts issued by insurance companies; investments contracts issued by banks; structured or synthetic investments contracts issued by banks, insurance companies, and other issuers; separate account contracts and other similar instruments that are intended to maintain a constant NAV.

7. SUBSEQUENT EVENTS
In preparing the accompanying financial statements, Plan management has reviewed for inclusion in these financial statements and related notes all known events that have occurred after December 31, 2025 through June 24, 2026, which is the date these financial statements were issued.

ENBRIDGE EMPLOYEE SERVICES, INC.
EMPLOYEES’ SAVINGS PLAN
EIN:
76-0697621
PN:001
FORM 5500, SCHEDULE H, LINE 4I -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

			December 31, 2025
a.	b. Identity of issue, borrower, lessor, or similar party	c. Description of investment including maturity date, rate of interest, par or maturity value	d. Cost 2	e. Current Value
	(thousands of dollars)
	Dodge & Cox International Stock Fund	Registered investment fund		14,944
	Dodge & Cox Income Fund	Registered investment fund		40,656
	Hartford Schroders Emerging Markets Equity Fund	Registered investment fund		7,145
1	T. Rowe Price Blue Chip Growth Fund	Registered investment fund		84,678
1	T. Rowe Price Government Money	Short-term investments		90
1	T. Rowe Price Mid-Cap Growth Fund	Registered investment fund		49,775
1	T. Rowe Price Institutional Small-Cap Stock Fund	Registered investment fund		21,100
	Vanguard Equity-Income Adm	Registered investment fund		42,174
	Vanguard Federal Money Market Fund	Short-term investments		73,043
	MFS Institutional International Equity Fund	Registered investment fund		29,745
	Schwab Personal Choice Retirement Account	Short-term investments		2,015
	BlackRock LifePath Index 2030	Common collective trust fund		102,066
	BlackRock LifePath Index 2035	Common collective trust fund		113,333
	BlackRock LifePath Index 2040	Common collective trust fund		108,642
	BlackRock LifePath Index 2045	Common collective trust fund		120,944
	BlackRock LifePath Index 2050	Common collective trust fund		108,805
	BlackRock LifePath Index 2055	Common collective trust fund		76,186
	BlackRock LifePath Index 2060	Common collective trust fund		27,661
	BlackRock LifePath Index 2065	Common collective trust fund		11,618
	BlackRock LifePath Index 2070	Common collective trust fund		639
	BlackRock LifePath Index Retirement Fund	Common collective trust fund		91,491
	BlackRock MSCI ACWI	Common collective trust fund		37,418
	BlackRock Russell 1000 ® Value Fund	Common collective trust fund		14,154
	BlackRock Russell 1000 ® Growth Fund	Common collective trust fund		99,220
	BlackRock Equity Index Fund	Common collective trust fund		247,954
	BlackRock US Debt Index Fund	Common collective trust fund		22,640
	BlackRock Extended Equity Market Index Fund	Common collective trust fund		61,693
1	T. Rowe Price Stable Value Trust Fund	Common collective trust fund		37,048
1	Enbridge Inc. Stock	Common stock		403,246

	Total investments			2,050,123

1	Notes receivable from participants	Interest rates ranging from 4.25% to 9.5% maturing through 2034	—	25,437

	Total			2,075,560

1	Parties-in-Interest to the Plan.
2	Cost information is omitted because these investments are participant-directed.

INDEX TO EXHIBITS

Exhibit Number	Description
23.1	Consent of Independent Registered Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Enbridge Employee Services, Inc. Employees’ Savings Plan
Date: June 24, 2026
	By:	/s/ Adrian Cupido
Adrian Cupido
VP Finance and Controller